

August 4, 2010

Murrey Wanstrath
Chief Financial Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive, Suite 1550
Chicago, IL 60606

  Re: **Terra Nova Financial Group, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 30, 2010
    Form 10-Q for Quarterly Period Ended March 31, 2010
    Filed May 14, 2010
    File No. 000-24057

Dear Mr. Wanstrath:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Eric McPhee
       Staff Accountant